AB# 3/12

09059742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-21076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DOMINICK & DOMINICK LLC

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 EAST 52nd STREET
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES POIT **(212) 558-8928**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section
MAR 02 2009
Washington, DC
111

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT HLADEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOMINICK & DOMINICK LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

ROSEMARY RUGGIERO
Notary Public, State of New York
No. 01RU5067226
Qualified in Queens County
Commission Expires Oct. 15, 2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2008

INDEX

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 8

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Dominick & Dominick, L.L.C.

We have audited the accompanying statement of financial condition of Dominick & Dominick, L.L.C. as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dominick & Dominick, L.L.C. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	178,061
Due from clearing organization		4,881,570
Securities owned, at fair value		551,551
Notes receivable		523,687
Property and equipment, net of accumulated depreciation of $5,455,239		623,103
Other assets		423,521
TOTAL ASSETS	$	7,181,493

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Compensation payable	$	1,782,879
Accounts payable, accrued expenses, and other liabilities		256,245
Due to affiliate		119,900
Subordinated borrowings		2,000,000
Total liabilities		4,159,024
Commitments and contingencies (Note 9)		
Members' equity		3,022,469
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,181,493

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

Dominick & Dominick, L.L.C. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public, related companies and individuals, as well as corporate finance and investment advisory services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Owned

Marketable securities are valued at market value. Securities owned that are not readily marketable are valued at fair value as determined by management.

Revenue Recognition

The Company records proprietary securities transactions and commission revenues and related expenses on a trade-date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 3. BROKERAGE ACTIVITIES AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company maintains cash in a bank account that, at times, may exceed federally insured limits.

NOTE 4. FAIR VALUE MEASUREMENTS

In 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

NOTE 4. FAIR VALUE MEASUREMENTS (CONTINUED)

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

At December 31, 2008, the Company's marketable equity securities in the amount of $219,020 are considered to be Level 1 securities based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

The restricted equity securities in the amount of $332,531 are considered Level 2 based on the nature of the restriction.

NOTE 5. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Substantially all of the Company's cash is held in accounts at a major financial institution and therefore, is subject to the credit risk of that financial institution.

The Company's securities owned and amounts due from brokers and dealers are held at its clearing broker and therefore, and along with cash balances held at the clearing broker, are subject to the credit risk of the clearing broker.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2008.

NOTE 6. NOTES RECEIVABLE

Notes receivable bear interest at rates ranging from 4% to 5% per annum and mature at various dates from February 2008 through December 2009. Notes receivable are due from employees and are unsecured.

NOTE 7. PROPERTY AND EQUIPMENT

At December 31, 2008, property and equipment consisted of the following:

Furniture and fixtures	$ 1,735,054
Computer equipment and programs	2,782,717
Leasehold improvements	1,560,571
	6,078,342
Less: accumulated depreciation and amortization	(5,455,239)
Property and equipment, net	$ 623,103

NOTE 8. INCOME TAXES

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. The Company is subject to the New York City unincorporated business tax.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, or actions which are in very preliminary stages, the Company cannot predict with certainty the eventual loss or range of loss related to such matters. The Company believes, based on current knowledge, the outcome of these actions will not have a material adverse effect on the financial condition of the Company.

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lease Commitments

The Company leases office space under operating leases that expire through 2014. During 2008, rental expense, net of sublease income of approximately $220,000, amounted to $1,473,000.

The approximate future minimum annual payments required as of February 24, 2009, over the terms of the current leases are as follows:

Year ending December 31:	Obligations	Sublease Income
2009	$ 1,670,000	$ 130,000
2010	1,669,000	
2011	1,651,000	
2012	1,665,000	-
2013	1,673,000	-
Thereafter	2,272,000	-
	$ 10,600,000	$ 130,000

NOTE 10. SUBORDINATED BORROWINGS

The subordinated borrowing is due to an entity related to the Company by common ownership. The note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the SEC's Uniform Net Capital Rule, as defined. Subordinated notes may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

The terms of the borrowing provide that interest shall be charged at 4.5% per annum. During 2008, the Company incurred related interest of $90,000.

NOTE 11. MEMBERS' EQUITY

At December 31, 2008, the Company's equity interests are comprised of the following:

	Authorized	Issued and Outstanding
Common units	17,000,000	200,000
Series A preferred units	1,000,000	600,000
Other preferred units - Series B	2,000,000	826,600

The common units are voting units with no stated value.

Holders of the preferred units have no voting rights and are entitled to a cumulative preferred return equal to a set percentage of the redemption value (as defined) for each respective series. However, the cumulative preferred returns will not accumulate or accrue for any period prior to January 1, 2009. Redemption of preferred units can only be made at the direction of the Board of Managers. The redemption (liquidation) value of both the Series A and Series B preferred units is $10 per unit.

NOTE 11. MEMBERS' EQUITY (CONTINUED)

The Company's operating agreement provides for preferred return percentages amounting to 4% and 4.52% for the Series A Preferred Units and Series B Preferred Units, respectively.

The Company received an aggregate of $2,766,000 during April 2008 and June 2008 for the issuance of an additional 276,600 Series B Preferred Units.

NOTE 12. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of approximately $3,002,000, which was in excess of the Company's required net capital of $277,000. The Company's ratio of aggregate indebtedness to net capital was 1.39 to 1 as of December 31, 2008.